Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261269

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated February 14, 2022)

INDIE SEMICONDUCTOR, INC.

Secondary Offering of

24,035,088 shares of Class A Common Stock

This prospectus supplement no. 1 amends and supplements the prospectus dated February 14, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-261269). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Selling Securityholders identified in the Prospectus may, from time to time in one or more offerings, offer and sell up to 24,035,088 shares of our Class A common stock, of which:

●	5,805,144 shares of Class A common stock were issued in connection with our acquisitions of TeraXion, Inc.;
●	5,000,000 Earn-out Shares were issued upon the satisfaction of the First Earn-out Milestone;
●	13,229,944 shares of Class A common stock were issued in connection with our business combination with ADK LLC, which we completed on June 10, 2021 (the “Business Combination”);

We will not receive any proceeds from the sale of our Class A common stock or the sale of the private placement warrants or sponsor warrants by Selling Securityholders, but we are required to pay certain offering fees and expenses in connection with the registration of the Selling Securityholders’ securities and to indemnify certain Selling Securityholders against certain liabilities.

The Selling Securityholders may offer and sell our Class A common stock, private placement warrants and sponsor warrants to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. In addition, certain Selling Securityholders may offer and sell these securities from time to time, together or separately. If the Selling Securityholders use underwriters, dealers or agents to sell such securities, we will name them and describe their compensation in a prospectus supplement. The price to the public of those securities and the net proceeds any Selling Securityholders expect to receive from that sale will also be set forth in a prospectus supplement.

Our Class A common stock and our public warrants are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “INDI” and “INDIW,” respectively. On February 22, 2022, the closing price of our Class A common stock was $7.66 and the closing price for our public warrants was $1.92.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 8 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 24, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 22, 2022

INDIE SEMICONDUCTOR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40481	87-0913788
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

32 Journey Aliso Viejo, California	92656
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 608-0854

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	INDI	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock for $11.50 per share	INDIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition

The information set forth in Exhibit 99.1 of this Current Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information set forth in Exhibit 99.1 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On February 22, 2022, indie Semiconductor, Inc. (“indie”) issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2021. A copy of the press release is attached as Exhibit 99.1.

A conference call with simultaneous webcast to discuss the financial results for the fourth quarter and year ended December 31, 2021 will be held today, February 22, 2022 at 5:00 p.m. Eastern Time. After the live webcast of the conference call, an audio replay will remain available until March 1, 2022 in the Investor Relations section of indie’s website at www.indiesemi.com.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release of the Registrant dated February 22, 2022 announcing its results of operations for the fourth quarter and year ended December 31, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDIE SEMICONDUCTOR, INC.

February 22, 2022	By:	/s/ Thomas Schiller
		Name:	Thomas Schiller
		Title:	Chief Financial Officer & EVP of Strategy (Principal Financial Officer)

2

Exhibit 99.1

indie Semiconductor Exceeds Q4 and 2021 Expectations

Q4 2021

●	Delivered 56% Sequential and 185% Year-over-Year Revenue Growth to a Record $19M
●	Posted Non-GAAP Gross Margin of 46.3%, Up 330 Basis Points Sequentially and 1,090 Basis Points Year-over-Year
●	Guides Q1 2022 Revenue to be Up 160 to 170% Year-over-Year with Further Non-GAAP Gross Margin Expansion

Full Year 2021

●	More than Doubled Revenue to $48M and Expanded Non-GAAP Gross Margin Despite Challenging Global Supply Chain Dynamics
●	Increased R&D Investments and Implemented Public Company Infrastructure
●	Augmented Radar, LiDAR and Vision IP via Acquisition and Organic Development while Broadening Design Win Pipeline

ALISO VIEJO, Calif. – Feb. 22, 2022 – indie Semiconductor, Inc. (Nasdaq: INDI), an Autotech solutions innovator, today announced fourth quarter and year end 2021 results for the period ended December 31, 2021. Fourth quarter revenue was up 56 percent sequentially and 185 percent from the year ago period to a record $19.0 million, exceeding guidance and analyst expectations. Non-GAAP gross margin expanded 330 basis points sequentially and 1,090 basis points year-over-year to 46.3 percent, better than indie’s 45.0 percent guidance. On a GAAP basis, fourth quarter 2021 operating loss was $26.2 million compared to $6.9 million in the year ago period. Non-GAAP operating loss for the fourth quarter of 2021 was $12.7 million versus $5.5 million during the same quarter last year, reflecting increasing customer-driven R&D investments as well as public company infrastructure costs.

Full year 2021 revenue was up 114 percent year-over-year to $48.4 million with 2021 non-GAAP gross margin expanding to 43.7 percent, a 140 basis point improvement over the prior year.

“indie delivered record fourth quarter and year end results fueled by growing demand for our highly innovative Autotech solutions,” said Donald McClymont, indie’s co-founder and chief executive officer. “Our outperformance reflects the strength of indie’s differentiated product portfolio coupled with crisp operational execution. At a higher level, indie is at the epicenter of several powerful automotive megatrends, including ADAS, connected car, user experience and electrification. Looking ahead, we believe our deeper investments and targeted acquisitions are setting the stage for accelerating growth in 2022 and positioning indie to become the leading provider of edge sensors spanning LiDAR, radar, ultrasound and vision applications.”

Q4 Business Highlights

●	Unveiled Surya™, a highly integrated LiDAR SoC augmented by TeraXion’s world class laser and sensing solutions
●	Expanded production of advanced lighting controllers to support multiple new automotive customers
●	Captured OnBrD™ telematics design wins at IOSix, a fleet information services provider
●	Commenced shipments of exterior lighting platforms with a leading German OEM
●	Awarded a vehicle security system program at a European Tier 1 supplier

First Quarter 2022 Outlook

We provide earnings guidance on a non-GAAP basis because certain information necessary to reconcile such guidance to GAAP is difficult to estimate and dependent on future events outside of our control. Please refer to the attached Discussion Regarding the Use of Non-GAAP Financial Measures in this press release for a further discussion of our use of non-GAAP measures, including quantification of known expected adjustment items.

“Given new program ramps this quarter and throughout the year, we plan to substantially outpace our addressable markets and drive further gross margin expansion,” said Thomas Schiller, indie’s chief financial officer and executive vice president of strategy. “Specifically, for the first quarter, we anticipate revenue to be up 160 to 170 percent year-over-year and in the range of $21 to $22 million with non-GAAP gross margin of approximately 47 percent, putting indie on pace for another record quarter and a strong start to 2022. Further, with strengthening order visibility, demonstrated scalability and planned operating leverage, indie is increasingly well positioned to capitalize on the strategic Autotech market and translate our design win momentum into long-term shareholder value.”

indie’s Fourth Quarter 2021 Conference Call

indie Semiconductor will host a conference call with analysts to discuss its fourth quarter and year end 2021 results and business outlook today at 5:00 p.m. Eastern time. To listen to the conference call via the Internet, please go to the Financials tab on the Investors page of indie’s website. To listen to the conference call via telephone, please call (877) 451-6152 (domestic) or (201) 389-0879 (international), Conference ID: 13726663

A replay of the conference call will be available beginning at 9:00 p.m. Eastern time on February 22, 2022 until 9:00 p.m. Eastern time on March 1, 2022 under the Financials tab on the Investors page of indie’s website, or by calling (844) 512-2921 (domestic) or (412) 317-6671 (international), Conference ID: 13726663

About indie

indie is empowering the Autotech revolution with next generation automotive semiconductors and software platforms. We focus on edge sensors spanning multiple modalities including LiDAR, radar, ultrasound and vision for Advanced Driver Assistance Systems (ADAS), autonomous vehicles, connected car, user experience and electrification applications. These technologies represent the core underpinnings of both electric and autonomous vehicles, while the advanced user interfaces transform the in-cabin experience to mirror and seamlessly connect to the mobile platforms we rely on every day. We are an approved vendor to Tier 1 partners and our solutions can be found in marquee automotive OEMs around the world. Headquartered in Aliso Viejo, CA, indie has design centers and sales offices in Austin, TX; Boston, MA; Detroit, MI; San Francisco and San Jose, CA; Budapest, Hungary; Dresden and Munich, Germany; Edinburgh, Scotland; Haifa, Israel; Quebec City, Canada; Tokyo, Japan and several locations throughout China.

Please visit us at www.indiesemi.com to learn more.

Safe Harbor Statement

This communication contains “forward-looking statements” (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Such statements include, but are not limited to, statements regarding our future business and financial performance and prospects, other statements identified by words such as “will likely result,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “plan,” “project,” “outlook,” “should,” “could,” “may” or words of similar meaning, our ability to substantially outpace our addressable markets and drive further gross margin expansion, our guidance regarding top line growth and non-GAAP gross margin, and our belief that our deeper investments and targeted acquisitions are setting the stage for accelerating growth in 2022 and positioning indie to become the leading provider of edge sensors spanning LiDAR, radar, ultrasound and vision applications. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. The preliminary unaudited financial results for our fourth quarter and year ended December 31, 2021 included in this press release represent the most current information available to management. Our actual results when disclosed in the Form 10-K may differ from these preliminary results as a result of the completion of our financial closing procedures; final adjustments; completion of the audit by our independent registered accounting firm; and other developments that may arise between now and the disclosure of the final results. In addition to the factors previously disclosed in our registration statement on Form S-1 (SEC File No. 333-261269) and in our other public reports filed with the SEC (including those identified under “Risk Factors” therein), the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the impact of the COVID-19 pandemic; our reliance on contract manufacturing and outsourced supply chain and the availability of semiconductors and manufacturing capacity; competitive products and pricing pressures; our ability to win competitive bid selection processes and achieve additional design wins; the impact of any acquisitions we may make; our ability to develop, market and gain acceptance for new and enhanced products and expand into new technologies and markets; trade restrictions and trade tensions; and political and economic instability in our target markets. All forward-looking statements in this press release are expressly qualified in their entirety by the foregoing cautionary statements.

Investors are cautioned not to place undue reliance on the forward-looking statements in this press release, which information set forth herein speaks only as of the date hereof. We do not undertake, and we expressly disclaim, any intention or obligation to update any forward-looking statements made in this announcement or in our other public filings, whether as a result of new information, future events or otherwise, except as required by law.

Media Inquiries

Pilar Barrigas

949-418-8754

media@indiesemi.com

Investor Relations

ir@indiesemi.com

#indieSemi_Earnings

INDIE SEMICONDUCTOR, INC.

PRELIMINARY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020

Revenue:
Product revenue	$16,326	$6,194	$43,796	$19,488
Contract and other revenue	2,635	459	4,616	3,122
Total revenue	18,961	6,653	48,412	22,610
Operating expenses:
Cost of goods sold	11,925	4,300	29,022	13,042
Research and development	20,299	6,556	57,505	22,013
Selling, general, and administrative	12,978	2,716	35,993	6,796
Total operating expenses	45,202	13,572	122,520	41,851
Loss from operations	(26,241)	(6,919)	(74,108)	(19,241)
Other income (expense), net:
Interest income	13	7	49	25
Interest expense	(64)	(573)	(1,239)	(2,193)
Gain (loss) from change in fair value of SAFEs	—	(56,200)	21,600	(76,935)
Gain (loss) from change in fair value of warrants	3,025	—	(26,060)	—
Gain (loss) from change in fair value of earn-out liabilities	(11,161)	(150)	(38,838)	(220)
Gain (loss) from extinguishment of debt	—	—	304	—
Other income (expense)	868	19	(46)	229
Total other income (expense), net	(7,319)	(56,897)	(44,230)	(79,094)
Net loss before income taxes	(33,560)	(63,816)	(118,338)	(98,335)
Income tax (benefit) expense	(399)	20	(365)	29
Net loss	(33,161)	(63,836)	(117,973)	(98,364)
Less: Net loss attributable to noncontrolling interest	(8,244)	(276)	(30,371)	(866)
Net loss attributable to indie Semiconductor, Inc.	(24,917)	(63,560)	(87,602)	(97,498)

Net loss attributable to common shares—basic	$(24,917)	$(63,560)	$(87,602)	$(97,498)
Net loss attributable to common shares—diluted	$(27,942)	$(63,560)	$(87,602)	$(97,498)

Net loss per share attributable to common shares—basic	$(0.24)	$(2.01)	$(1.25)	$(3.12)
Net loss per share attributable to common shares—diluted	$(0.26)	$(2.01)	$(1.25)	$(3.12)

Weighted average common shares outstanding—basic (1)	103,319,022	31,616,782	70,014,685	31,244,414
Weighted average common shares outstanding—diluted (1)	106,194,213	31,616,782	70,014,685	31,244,414

(1) - Retroactively restated to give effect to reverse recapitalization.

INDIE SEMICONDUCTOR, INC.

PRELIMINARY CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

(Unaudited)

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$219,081	$18,698
Restricted cash	383	—
Accounts receivable, net	17,371	5,913
Inventory, net	8,957	2,900
Prepaid expenses and other current assets	4,392	2,465
Total current assets	250,184	29,976
Property and equipment, net	9,238	2,169
Intangible assets, net	88,726	1,088
Goodwill	121,713	1,739
Other assets and deposits	270	154
Total assets	$470,131	$35,126

Liabilities and stockholders’ equity
Accounts payable	$5,694	$4,554
Accrued expenses and other current liabilities	17,513	2,522
Intangible asset contract liability	5,443	2,270
Deferred revenue	2,041	1,665
Simple agreements for future equity (“SAFEs”)	—	102,700
Current debt obligations	2,275	8,488
Total current liabilities	32,966	122,199
Long-term debt, net of current portion	5,618	12,345
Warrant liability	100,467	—
Intangible asset contract liability, net of current portion	12,272	400
Other long-term liabilities	27,586	1,674
Total liabilities	178,909	136,618
Commitments and contingencies
Stockholders’ equity
Preferred stock	—	—
Class A common stock	10	3
Class V common stock	3	3
Additional paid-in capital	518,842	43,155
Accumulated deficit	(201,219)	(153,264)
Accumulated other comprehensive loss	(1,316)	(209)
indie’s stockholders’ equity (deficit)	316,320	(110,312)
Noncontrolling interest	(25,098)	8,820
Total stockholders’ equity (deficit)	291,222	(101,492)
Total liabilities and stockholders’ equity	$470,131	$35,126

INDIE SEMICONDUCTOR, INC.

RECONCILIATION OF PRELIMINARY NON-GAAP MEASURES TO GAAP

(Unaudited)

GAAP refers to financial information presented in accordance with U.S. Generally Accepted Accounting Principles. This announcement includes historical non-GAAP financial measures, as defined in Regulation G promulgated by the Securities and Exchange Commission. We believe that our presentation of historical non-GAAP financial measures provides useful supplementary information to investors. The presentation of historical non-GAAP financial measures is not meant to be considered in isolation from or as a substitute for results prepared in accordance with GAAP.

The reconciliations of our preliminary GAAP basis financial data to non-GAAP measures are as follows (in thousands, except share and per share amounts):

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Computation of non-GAAP gross margin:
GAAP revenue	$18,961	$6,653	$48,412	$22,610
GAAP cost of goods sold	11,925	4,300	29,022	13,042
Acquisition-related expenses	(1,750)	—	(1,750)	—
Non-GAAP gross profit	$8,786	$2,353	$21,140	$9,568
Non-GAAP gross margin	46.3%	35.4%	43.7%	42.3%

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Computation of non-GAAP operating loss:
GAAP loss from operations	$(26,241)	$(6,919)	$(74,108)	$(19,241)
Acquisition-related expenses	5,860	1,436	10,860	1,666
Share-based compensation	7,705	—	21,890	—
Non-GAAP operating loss	$(12,676)	$(5,483)	$(41,358)	$(17,575)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Computation of non-GAAP net loss:
GAAP Net loss	$(33,161)	$(63,836)	$(117,973)	$(98,364)
Acquisition-related expenses	5,860	1,436	10,860	1,666
Share-based compensation	7,705	—	21,890	—
(Gain) loss from change in fair value of SAFEs	—	56,200	(21,600)	76,935
(Gain) loss from change in fair value of warrants	(3,025)	—	26,060	—
(Gain) loss from change in fair value of earn-out liabilities	11,161	150	38,838	220
(Gain) loss from extinguishment of debt	—	—	(304)	—
Other (income) expense	(868)	229	46	—
Non-cash interest expense	1	48	198	149
Deferred tax	(399)	20	(365)	29
Non-GAAP net loss	$(12,726)	$(5,753)	$(42,350)	$(19,365)

Three Months Ended December 31, 2021
Computation of non-GAAP share count:
Issued and outstanding Class A common stocks	108,212,234
Escrow Shares	1,725,000
TeraXion Unexercised	1,451,081
Earn-Out Shares	5,000,000
ADK Minority Holders interests	30,448,081
Non-GAAP share count	146,836,396

Non-GAAP net loss	$(12,726)
Non-GAAP net loss per share	$(0.09)

Discussion Regarding the Use of Non-GAAP Financial Measures

Our earnings release contains some or all of the following financial measures that have not been calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”): (i) non-GAAP gross profit and gross margin, (ii) non-GAAP operating loss, (iii) non-GAAP net income (loss), (iv) non-GAAP share count and (v) non-GAAP net loss per share. As set forth in the “Unaudited Reconciliations of Non-GAAP Financial Measures” table, we derive such non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management may use these non-GAAP financial measures to, amongst other things, evaluate operating performance and compare it against past periods or against peer companies, make operating decisions, forecast for future periods and to determine payments under compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain expenses and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and competitors more difficult, obscure trends in ongoing operations or improve management’s ability to forecast future periods.

We provide investors with non-GAAP gross profit and gross margin, non-GAAP operating loss, non-GAAP net income (loss) and non-GAAP net income (loss) per share because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors an additional method to evaluate historical operating performance and identify trends, an additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of our operating results to those of our peer companies. We further believe these non-GAAP financial measures allow investors to assess the overall financial performance of our ongoing operations by eliminating the impact of (i) acquisition-related expenses (including acquisition-related professional fees and legal expenses, deemed compensation expense, amortization of acquisition-related intangibles and expenses recognized in relation to changes in contingent consideration obligations), (ii) gains or losses recognized in relation to changes in the fair value of the simple agreements for future equity (“SAFEs”), warrants and contingent considerations issued by indie, and unrealized gains or losses from currency hedging contracts (iii) non-cash interest expenses related to the amortization of debt discounts and issuance costs, (iv) share-based compensation, (v) gains and losses from extinguishment of debt and (vi) non-cash tax expenses. We believe that disclosing these non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.

We do not report a GAAP measure of gross profit or gross margin because certain costs related to contract revenues are expensed as incurred and included in research and development expenses, and not in cost of sales, as it is not practicable for us to bifurcate these expenses. We derive and reconcile non-GAAP gross profit from the most relevant GAAP financial measures by subtracting cost of sales, adjusted for acquisition-related expenses, from revenue. We calculate non-GAAP operating loss by excluding from GAAP operating loss, any (i) acquisition-related expenses (including acquisition-related professional fees and legal expenses, deemed compensation expense, amortization of acquisition-related intangibles and expenses recognized in relation to changes in contingent consideration obligations) and share-based compensation. We calculate non-GAAP net income (loss) by excluding from GAAP net income (loss), any (i) acquisition-related expenses (including acquisition-related professional fees and legal expenses, deemed compensation expense, and amortization of acquisition-related intangibles and expenses recognized in relation to changes in contingent consideration obligations), (ii) gains or losses recognized in relation to change in the fair value of the simple agreements for future equity (“SAFEs”), warrants and contingent considerations issued by indie, (iii) non-cash interest expenses related to the amortization of debt discounts and issuance costs, (iv) share-based compensation, (v) gains and losses from the extinguishment of debt, and (vi) non-cash tax expenses. We calculate non-GAAP share count by adding to GAAP weighted average common shares outstanding: (i) Escrow Shares and (ii) ADK Minority Holders interest, which represents all shares issuable to vested minority equity interests held in Ay Dee Kay LLC upon exchange for indie Class A shares as described in the Form 10-Q. Non-GAAP net income (loss) per share is calculated by non-GAAP income (loss) divided by non-GAAP share count.

We exclude the items identified above from the respective non-GAAP financial measure referenced above for the reasons set forth with respect to each such excluded item below:

Acquisition-related expenses - including such items as, when applicable, amortization of acquired intangible assets, fair value adjustments to contingent consideration, fair value charges incurred upon the sale of acquired inventory, and acquisition-related professional fees and legal expenses because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to our future business operations and thereby including such charges do not necessarily reflect the performance of our ongoing operations for the period in which such charges or reversals are incurred.

Share-based compensation - related to the non-cash compensation expense associated with equity awards granted to our employees. These expenses are not considered by management in making operating decisions and such expenses do not have a direct correlation to our future business operations.

Gain (loss) from change in fair values - because these adjustments (1) are not considered by management in making operating decisions, (2) are not directly controlled by management, (3) do not necessarily reflect the performance of our ongoing operations for the period in which such charges are recognized and (4) can make comparisons between peer company performance less reliable.

Non-cash interest expense - related to the amortization of debt discounts, warrants, and issuance costs because (1) these expenses are not considered by management in making decision with respect to financing decisions, and (2) these generally reflect non-cash costs.

Gain from extinguishment of debt - related to the gain from the PPP loan forgiveness and partially offset by the one-time debt termination fees and the acceleration of unamortized debt discounts and issuance costs as a result of the payoff of debt obligations. This net gain is not reflective of management’s operation decisions and are not expected to recur.

Other income (expense) - primarily related to an unrealized gain (loss) that represented the change in exchange rate between contract issuance date and period-end for a currency forward contract.

Deferred tax charges - because such charges do not result in a current period tax payment.

The non-GAAP financial measures presented should not be considered in isolation and are not an alternative for the respective GAAP financial measure that is most directly comparable to each such non-GAAP financial measure. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating our operating performance or ongoing business performance. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies as a result of different companies potentially calculating similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

To the extent our disclosures contain forward-looking estimates of non-GAAP financial measures, these measures are provided to investors on a prospective basis for the same reasons (set forth above) we provide them to investors on a historical basis. We are generally unable to provide a reconciliation of our forward-looking non-GAAP measures because certain information needed to make a reasonable forward-looking estimate of such non-GAAP measures are difficult to predict and estimate and is often dependent on future events that may be uncertain or outside of our control. Such events may include unanticipated changes in our GAAP effective tax rate, unanticipated one-time charges related to asset impairments (fixed assets, inventory, intangibles, or goodwill), unanticipated acquisition-related expenses, unanticipated settlements, gains, losses and impairments and other unanticipated items not reflective of ongoing operations. Our forward-looking estimates of both GAAP and non-GAAP measures of our financial performance may differ materially from our actual results and should not be relied upon as statements of fact.